Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171806

Pricing Supplement to the Prospectus dated January 28, 2011 and the
Prospectus Supplement dated January 28, 2011

 Royal Bank of Canada
$9,587,000
Commodity-Linked Notes Due January 23, 2014
(Linked to the Price of Gold)

The notes do not bear interest.  The notes are senior unsecured debt securities issued by Royal Bank of Canada, and any payment on the notes is subject to our credit risk.  The amount that you will be paid on your notes at maturity (January 23, 2014, subject to adjustment) is based on the inverse of the percentage change in the gold fixing price (as defined below) from the trade date (March 28, 2013) to the valuation date (January 17, 2014, subject to adjustment).

To determine your payment at maturity, we will first calculate the ratio of the final gold price (determined on the valuation date, subject to adjustment) to the initial gold price (1,598.25, which was the gold fixing price on the trade date), which we refer to as the gold performance.  If the gold performance is less than 90.00% at maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to the sum of (1) the minimum settlement amount (as defined below) plus (2) the product of (i) $1,000 times (ii) the difference of (a) 90.00% minus (b) the gold performance.  If the gold performance is greater than or equal to 90.00% at maturity, you will receive the minimum settlement amount.  The minimum settlement amount is $979.20.  As a result, if the gold fixing price does not decrease by at least 12.08%, you will lose a portion of your principal amount.

The amount you will be paid on your notes at maturity will not be affected by the gold fixing price on any day other than the valuation date.  In addition, the notes do not pay interest, and no other payments on the notes will be made prior to maturity.  The notes also will not be listed on any securities exchange.
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Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of the notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for the notes may be, significantly less than the price to the public set forth below.  See “Risk Factors” beginning on page PS-9 of this pricing supplement to read about certain factors that you should consider.

Settlement Date: April 4, 2013	Underwriting Discount: 0.65% of the principal amount
Principal Amount: $9,587,000 Price to the Public: 100.00% of the principal amount	Net Proceeds to the Issuer: 99.35% of the principal amount

The principal amount, price to the public, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the trade date with a principal amount, price to the public, underwriting discount and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your notes will depend in part on the price to the public and the price that you pay for such notes on the applicable settlement date.
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None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
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GOLDMAN, SACHS & CO.
Pricing Supplement dated March 28, 2013

SUMMARY

This section is meant as a summary and should be read in conjunction with the accompanying prospectus supplement and prospectus to help you understand the notes.  This pricing supplement, together with the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials relating to the notes, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  In the event of any inconsistency or conflict between the terms set forth in this pricing supplement and the prospectus supplement and prospectus, the terms contained in this pricing supplement will control.

An investment in the notes entails significant risks relating to the notes that are not associated with similar investments in a conventional debt security, including those described below.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in this pricing supplement and “Risk Factors” beginning on page 1 of the prospectus supplement and “Risk Factors” beginning on page 1 of the prospectus.  We urge you to consult your investment, legal, tax, accounting and other advisors.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars.

Issuer:	Royal Bank of Canada

Underlier:	The London Gold Market Fixing Ltd. afternoon fixing price of gold (Bloomberg symbol: “GOLDLNPM,”or any successor page) (the “gold fixing price”)

Currency:	The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”)

Aggregate Principal Amount:	$9,587,000

We may decide to sell additional notes after the trade date at a price to the public (and underwriting discount and net proceeds) that differs from the price to the public set forth below.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.

Payment Amount:
If the gold performance is less than 90.00%, for each $1,000 principal amount of your notes, you will receive at maturity an amount in cash equal to the sum of (1) the minimum settlement amount plus (2) the product of (i) $1,000 times (ii) the difference of (a) 90.00% minus (b) the gold performance.

If the gold performance is greater than or equal to 90.00% at maturity (the gold fixing price does not decrease by more than 10%), you will receive the minimum settlement amount.

Because of the formula set above, if the gold fixing price does not decrease by at least 12.08%, you will lose a portion of your principal amount.  In addition, the payment per $1,000 in principal amount of the notes cannot exceed $1,879.20 (the “maximum settlement amount”).

The payment amount will not be adjusted based on the price to the public, so if the price to the public for your notes represents a premium (or discount) to the principal amount and you hold them to maturity, the return on your notes will be lower (or higher) than it would have been if the price to the public for your notes had been equal to the principal amount.  See “Risk Factors—If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.”

Initial Gold Price:	1,598.25, which was the gold fixing price on the trade date.

Final Gold Price:	The gold fixing price on the valuation date, as determined by the calculation agent in accordance with the terms of this pricing supplement.

Gold Performance:

Minimum Settlement Amount:	$979.20

Maximum Settlement Amount:	$1,879.20

Trade Date:	March 28, 2013

Settlement Date:	April 4, 2013

Maturity Date:	January 23, 2014, subject to adjustment as described in more detail below under “Description of the Notes—Maturity Date” and “—Market Disruption Events.”

Valuation Date:	January 17, 2014, subject to postponement as described in more detail below under “Description of the Notes—Valuation Date” and “—Market Disruption Events.”

Price to the Public:	100.00% of the principal amount.

Interest:	The notes do not bear interest.

Business Day:	Any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day:	A day on which the London Bullion Market Association (including any successor, the “LBMA”) is open for business and the gold fixing price is calculated and published by the LBMA.

No Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	Goldman, Sachs & Co.

Dealer:
Goldman, Sachs & Co.  The underwriting discount set forth on the cover page of this pricing supplement per $1,000 principal amount is comprised of $2.50 of underwriting fees and $4.00 of selling commission.

U.S. Tax Treatment:
By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the note as a contingent short-term debt instrument for U.S. federal income tax purposes.  If the notes are so treated, upon the maturity of the notes, you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount received with respect to the notes at such time and the amount the holder paid for the notes.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Canadian Tax Treatment:
For a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

CUSIP:	78008SJ49

ISIN:	US78008SJ490

FDIC:	The notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other Canadian or U.S. governmental agency.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final gold prices on the valuation date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final gold prices that are entirely hypothetical. No one can predict what the gold fixing price will be on any day during the life of your notes, and no one can predict the final gold price. The gold fixing price has been highly volatile in the past—meaning that the gold fixing price has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original settlement date with a $1,000 principal amount and are held to maturity. The examples also reflect the minimum settlement amount of $979.20.  If you sell your notes in any secondary market prior to maturity, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the price of gold. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the principal amount. For more information on the value of your notes in the secondary market, see “Risk Factors—Assuming No Changes in Market Conditions, Our Creditworthiness or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount” below. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Principal Amount	$1,000

Minimum Settlement Amount	$979.20

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date.
Notes are purchased on the original settlement date and held to maturity.

For these reasons, the actual performance of the gold fixing price over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical gold prices shown elsewhere in this pricing supplement. For information about the historical levels of the gold fixing price during recent periods, see “The Gold Fixing Price—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on gold.

The levels in the left column of the table below represent hypothetical final gold prices and are expressed as percentages of the initial gold price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final gold price (expressed as a percentage of the initial gold price), and are expressed as percentages of the principal amount of a note (rounded to the nearest one hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 principal amount of the notes at maturity would equal 100.00% of the principal amount of a note, based on the corresponding hypothetical final gold price (expressed as a percentage of the initial gold price) and the assumptions noted above.

Hypothetical Final Gold Price (as a Percentage of the Initial Gold Price)	Hypothetical Payment Amount
(as a Percentage of the Principal Amount)
0.00%	187.92%
25.00%	162.92%
50.00%	137.92%
75.00%	112.92%
87.92%	100.00%
88.50%	99.42%
90.00%	97.92%
93.00%	97.92%
95.00%	97.92%
97.25%	97.92%
100.00%	97.92%
110.00%	97.92%
125.00%	97.92%
135.00%	97.92%
150.00%	97.92%

If, for example, the final gold price were determined to be 100.00% of the initial gold price, the payment amount that we would deliver on your notes at maturity would be 97.92% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would lose 2.08% of your investment.

If the final gold price were determined to be 25.00% of the initial gold price (the gold fixing price has decreased by 75.00%), the payment on your notes at maturity would be 162.92% of the principal amount, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would receive 162.92% of your investment.

The following chart also illustrates the hypothetical payment amounts (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the maturity date, if the final gold price (expressed as a percentage of the initial gold price) were any of the hypothetical prices shown on the horizontal axis.  The chart shows that any hypothetical final gold price that is greater than 87.92% of the initial gold price (the section right of the 87.92% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the principal amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  On the other hand, any hypothetical final gold price that is less than 87.92% of the initial gold price (the section left of the 87.92% marker on the horizontal axis) would result in a hypothetical payment amount that is greater than 100.00% of the principal amount of your notes (the section above the 100.00% marker on the vertical axis).

No one can predict the final gold price.  The actual amount that a holder of the notes will receive at maturity and the actual return on your investment in the notes, if any, will depend on the actual final gold price, which will be determined by the calculation agent as described below.  In addition, the actual return on your notes will further depend on the price to the public.  Moreover, the assumptions on which the hypothetical table and chart are based may turn out to be inaccurate.  Consequently, the return on your investment in the notes, if any, and the actual payment amount to be paid in respect of the notes at maturity may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in gold.  The notes are a riskier investment than ordinary debt securities.  You should carefully read the risk factors described in this pricing supplement and the risks described in “Risk Factors” beginning on page 1 of the prospectus supplement and page 1 of the prospectus.

Assuming No Changes in Market Conditions, Our Creditworthiness or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount.

The price at which Goldman, Sachs & Co. (the “dealer”) would initially buy or sell the notes (if the dealer makes a market) and the value that the dealer will initially use for account statements and otherwise will significantly exceed the value of the notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of the notes at any time will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between our securities and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  In addition, even if our creditworthiness does not decline, the value of the notes on the trade date is significantly less than the principal amount, taking into account our credit spreads on that date.  If the dealer makes a market in the notes, the price quoted by the dealer would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that the dealer will use for account statements or otherwise) could be higher or lower than the price that you paid for them, and may be higher or lower than the value of the notes as determined by reference to pricing models used by the dealer.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly different (higher or lower) than any price quoted by the dealer.  You should read “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell any of the notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that the dealer, or any other party, will be willing to purchase the notes.  In this regard, the dealer is not obligated to make a market in the notes.  See “The Notes May Not Have an Active Trading Market” below.

You May Lose Some of Your Principal.

The payment amount on your notes on the stated maturity date will be based on the final gold price. If the final gold price is greater than or equal to 90.00% of the initial index level on the valuation date, you will receive only the minimum settlement amount.  The minimum settlement amount is $979.20  As a result, if the gold fixing price does not decrease by at least 12.08%, you will lose a portion of your principal amount.

In addition, the market value of your note prior to the maturity date may be significantly lower than the purchase price you pay for your note. Consequently, if you sell your note before the maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited.

Your ability to participate in any change in the gold fixing price over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of gold may decrease over the life of your notes.

Any Positive Return on the Notes Will Be Smaller Than the Percentage Decrease in the Gold Fixing Price.

The notes provide for a minimum payment at maturity.  However, even if the final gold price is less than the initial gold price, your positive return on the notes will be less than the percentage by which the gold fixing price has decreased.  See “Summary—Hypothetical Examples” above.  Accordingly, your return on the notes may be less than that of an investment in a different type of instrument that has a return that is inverse to the performance of the price of gold, and that is calculated differently from the notes.

The Notes Do Not Bear Interest.

You will not receive any interest payments on the notes.  Even if the amount payable on the notes at maturity exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a conventional fixed-rate or floating-rate debt security of comparable maturity that bears interest at a prevailing market rate.

Payment of the Payment Amount Is Subject to Our Credit Risk, and Market Perceptions About Our Creditworthiness May Adversely Affect the Market Value of the Notes.

The notes are our unsecured debt obligations.  Investors are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes. Any decrease in the market’s view on or confidence in our creditworthiness is likely to adversely affect the market value of the notes.

There Are Risks Associated With Investing in Gold or Gold-Linked Notes.

The gold fixing price is derived from a principals’ market which operates as an over-the-counter (“OTC”) physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a rising market, therefore, it is possible that prices would continue to rise without limitation within a trading day or over a period of trading days. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

There Are Risks Associated with a Concentrated Investment in a Single Commodity.

The payment at maturity on the notes is linked exclusively to the gold fixing price and not to a diverse basket of commodities or a broad-based commodity index. The gold fixing price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

An Investment in the Notes is Subject to Risks Associated with the London Bullion Market Association and the London Bullion Market.

Gold is traded on the London bullion market, which is the market in London on which the members of the LBMA quote prices. Investments in commodities that are traded on non-U.S. markets involve risks associated with the markets in those countries, including risks of volatility and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the U.K. Financial Services Authority and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the final gold fixing price, as well as the value of the notes, may be affected. The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.

Members of the LBMA set the gold fixing price and may adjust the value of the gold fixing price in a way that adversely affects the value of the notes. In setting the gold fixing price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold fixing price. Any change of this kind could cause an increase in the gold fixing price, which would adversely affect the value of the notes. In addition, the price of gold could be affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could increase the gold fixing price and, as a result, could adversely affect the value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission (the “CFTC”).

Unlike a direct investment in futures contracts related to the applicable commodities, your investment in the notes does not afford you the benefits of the regulatory protections of the CFTC.  In connection with your investment in the notes, you will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for substantial changes to the regulation of the futures and OTC derivative markets, was enacted in July 2010.  Dodd-Frank requires regulators, including the CFTC, to adopt regulations in order to implement many of the requirements of the legislation.  While the CFTC has proposed certain of the required regulations and has begun adopting certain final regulations, the ultimate nature and scope of the regulations cannot yet be determined.  Under Dodd-Frank, the CFTC has approved a final rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities.  While certain portions of the rules have not yet taken effect, and their conclusive impact is not yet fully known, these limits will likely restrict the ability of certain market participants to participate in the commodity, future and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past.  These factors may also have the effect of reducing liquidity and increasing costs in these markets, as well as affecting the structure of the markets in other ways.  In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivative markets.  Without limitation, these changes will require many OTC derivative transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses.  Swap dealers are also required to be registered and will be subject to various regulatory requirements, including, but not limited to, capital and margin requirements.  The various legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, may result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility.  These consequences could affect the gold fixing price, which could in turn adversely affect the return on and value of your notes.  In addition, other regulatory bodies have proposed or may propose in the future legislation similar to those proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets.  For example, the European Commission published a proposal to update the Markets in Financial Instruments Directive (MiFID II) and Markets in Financial Instruments Regulation (MiFIR), which proposes regulations to establish position limits (or an alternative equivalent) on trading commodity derivatives, although the full scope of any final rules and the degree to which member states will be required or permitted to adopt these regulations or additional regulations remains unclear.  If these regulations are adopted or other regulations are adopted in the future, they could have an impact on the gold fixing price that could adversely affect the return on and value of the notes.

The Payment Amount Is Not Linked to the Gold Fixing Price at Any Time Other Than the Valuation Date.

The payment amount will be based on the final gold price (subject to adjustments as described below).  Therefore, for example, if the gold fixing price increased on the valuation date, the payment amount may be significantly less than it would otherwise have been had the payment amount been linked to the gold fixing price prior to that increase.  Although the actual gold fixing price at maturity or at other times during the term of the notes may be lower than the final gold price, you will not benefit from the gold fixing price at any time other than the valuation date.

The Notes May Not Have an Active Trading Market.

The notes will not be listed on any securities exchange.  The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so.  The dealer or any of its affiliates may stop any market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

•	the gold fixing price;

•	the volatility—i.e., the frequency and magnitude of changes—of the gold fixing price;

•	economic, financial, regulatory, political, military and other events that affect commodities markets generally and the price of gold;

•	interest and yield rates in the market;

•	the time remaining until the notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Investing in the Notes Is Not the Same as Investing in Gold or Any Futures Contracts

The payment at maturity on the notes is based on the gold performance. The return on your notes may not reflect the return you would realize if you directly invested in gold, or any exchange-traded or over-the-counter instruments based on gold. You will not have any rights that holders of gold or any related futures contracts have.

Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The dealer or one or more of its affiliates has hedged or expects to hedge its obligations under the hedging transaction that it or its affiliates may enter into with us by purchasing futures and/or other instruments linked to gold.  The dealer or one or more of its affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to gold, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.

We, the dealer or one or more of our respective affiliates may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to changes in the level or price of gold.  Any of these hedging activities may adversely affect the gold fixing price and therefore the market value of the notes and the amount you will receive, if any, on the notes.  In addition, you should expect that these transactions will cause us, the dealer or our respective affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  We, the dealer and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes.

We, the dealer and our respective affiliates provide a wide range of financial services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, the dealer and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), gold, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may increase the gold fixing price and decrease the value of the notes.  Any of these financial market activities may, individually or in the aggregate, increase the gold fixing price and the reduce the market value of your notes, and you should expect that our interests and those of the dealer and/or its affiliates, or our respective clients or counterparties, will at times be adverse to those of investors in the notes.

In addition to entering into these transactions itself, we, the dealer and our respective affiliates may structure these transactions for our respective clients or counterparties, or otherwise advise or assist clients or counterparties in entering into these transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of us, the dealer or our respective affiliates in connection with the notes, through their market-making activities, as a swap counterparty or otherwise; enabling us, the dealer or our respective affiliates to comply with internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling us, the dealer or our respective affiliates to take directional views as to relevant markets on behalf of itself or our respective clients or counterparties that are inconsistent with or contrary to the views and objectives of investors in the notes.

We, the dealer and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, gold or other securities or instruments similar to or linked to the foregoing.  Investors in the notes should expect that we, the dealer and our respective affiliates will offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

Past Gold Fixing Price Performance Is No Guide to Future Performance.

The actual performance of the gold fixing price over the term of the notes may bear little relation to the historical levels of the gold fixing price.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table or chart set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the gold fixing price.  Trading activities undertaken by market participants, including certain investors in the notes or their affiliates, including in short positions and derivative positions, may increase the gold fixing price and reduce the value of the notes.

As the Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity.

As the calculation agent for the notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect the notes, including determining the final gold price, which will be used to determine the payment amount at maturity, and determining whether to postpone the valuation date because of a market disruption event or because that day is not a trading day.  The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the gold fixing price, as described below in the section “Description of the Notes—Discontinuance of the Gold Fixing Price.”  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of the notes and may create a conflict of interest between you and Goldman, Sachs & Co.  For a description of market disruption events as well as the consequences of the market disruption events, see the sections below entitled “Description of the Notes—Market Disruption Events” and “—Valuation Date.”  We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event or a Non-Trading Day with Respect to the Gold Fixing Price Occurs.

If the calculation agent determines that, on a day that would otherwise be the valuation date, a market disruption event with respect to the gold fixing price has occurred or is continuing or if such date is not a trading day for the gold fixing price, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed to a date later than the originally scheduled maturity date or, if the originally scheduled maturity date is not a business day, later than the first business day after the originally scheduled maturity date.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Gold Fixing Price.

In the ordinary course of business, we, the dealer, our affiliates and the dealer’s affiliates, including in acting as a research provider, investment advisor, market maker or principal investor, may express research or investment views on expected movements in the price of gold, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates, and may be inconsistent with, or adverse to, the objectives of investors in the notes.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to gold may at any time have significantly different views from those of these entities.  For these reasons, you are encouraged to derive information concerning gold from multiple sources, and you should not rely solely on views expressed by us, the dealer, or our or its affiliates.

We May Sell an Additional Aggregate Amount of the Notes at a Different Price to the Public.

At our sole option, we may decide to sell an additional aggregate amount of the notes subsequent to the trade date.  The price of the notes in the subsequent sale may differ substantially (higher or lower) from the principal amount.

If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.

The payment amount will not be adjusted based on the price to the public. If the price to the public for your notes differs from the principal amount, the return on your notes held to maturity will differ from, and may be substantially less than, the return on notes for which the price to the public is equal to the principal amount. If the price to the public for your notes represents a premium to the principal amount and you hold them to maturity, the return on your notes will be lower than the return on notes for which the price to the public is equal to the principal amount or represents a discount to the principal amount.

The Notes Are a Speculative Investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain.  It would generally be reasonable to treat the notes as contingent short-term debt instruments for U.S. federal income tax purposes.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This pricing supplement contains a general description of certain U.S. tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

This pricing supplement also contains a general description of certain Canadian tax considerations relating to the notes.  If you are not a Non-resident Holder (as that term is defined in “Tax Consequences – Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

DESCRIPTION OF THE NOTES

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes.

General

The notes are part of a series of medium-term notes entitled “Senior Global Medium-Term Notes, Series E” that we may issue under our senior indenture, dated as of October 23, 2003, as it has been and may be amended from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee.  The indenture is described more fully in “Description of Debt Securities” in the accompanying prospectus and prospectus supplement.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The notes are issued in denominations of $1,000, and integral multiples of $1,000 in excess thereof.  The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.  The notes will mature on January 23, 2014, subject to adjustment, as set forth below under the caption “—Maturity Date.”

We will not pay interest on the notes.

Currency

The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”).

Form of the Notes

The notes will be issued only in the form of a global master security held by The Depository Trust Company (“DTC”).

No Listing

The notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following terms will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, settlement date, price to the public, discounts or commissions and net proceeds to Royal Bank of Canada relates only to the initial issuance and sale of your notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
Payment Amount

At maturity, subject to our credit risk as issuer of the notes, we will pay you an amount in cash equal to the payment amount.  To determine the payment amount, we will first calculate the “gold performance.”

The gold performance will be determined as follows:

The initial gold price is 1,598.25, which was the gold fixing price on the trade date.

The final gold price will be the gold fixing price on the valuation date, as determined by the calculation agent.  The gold fixing price on the valuation date will be The London Gold Market Fixing Ltd P.M. fixing price, expressed in U.S. dollars per troy ounce of gold, as determined by The London Gold Market Fixing Ltd.

If the gold performance is less than 90.00% at maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to the sum of (1) the minimum settlement amount plus (2) the product of (i) $1,000 times (ii) the difference of (a) 90.00% minus (b) the gold performance.  If the gold performance is greater than or equal to 90.00% at maturity, you will receive the minimum settlement amount.

Because of the formula set above, if the gold fixing price does not decrease by at least 12.08%, you will lose a portion of your principal amount.  In addition, the payment per $1,000 in principal amount of the notes cannot exceed the maximum settlement amount.

Maturity Date

The maturity date is January 23, 2014.  The maturity date may be postponed under the circumstances described under “—Valuation Date” and “—Market Disruption Events.”

Valuation Date

The valuation date is January 17, 2014, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the valuation date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing.  In no event, however, will the valuation date be postponed to a date later than the originally scheduled maturity date or, if the originally scheduled maturity date is not a business day, later than the first business day after the originally scheduled maturity date.  If the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the valuation date, and the calculation agent will nevertheless determine the final gold price based on its assessment, made in its sole discretion, of the gold fixing price on that day.

Discontinuance of the Gold Fixing Price

If the gold fixing price is not available on the valuation date because it has been discontinued, such final gold price and the amount payable on the maturity date shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

Market Disruption Events

With respect to any trading day, any of the following will be a market disruption event:

•	the failure of the LBMA to announce or publish the gold fixing price, or

•	a material suspension or limitation of trading in gold on the relevant market, or

•	a material change in the calculation of the gold fixing price.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“additional amounts”) as may be necessary so that the net amounts received by each holder (including additional amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no additional amounts will be payable with respect to a payment made to a holder of the notes, which we refer to as an “excluded holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such additional amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a) the due date for payment thereof, or

(b) if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders additional amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity or otherwise will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

All determinations and adjustments to be made by the calculation agent as described in this pricing supplement with respect to the gold fixing price may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

The calculation agent will make all determinations regarding the gold fixing price, business days, trading days, market disruption events, the default amount, and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

We have appointed Goldman, Sachs & Co. as the calculation agent for the notes.  We may change the calculation agent for your notes and the calculation agent may resign as calculation agent.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day

A “trading day” is a day on which the LBMA is open for business and the gold fixing price is calculated and published by the LBMA.

Terms Incorporated in the Master Note

All of the terms appearing above and including the item captioned “Calculation Agent” and the term captioned “U.S. Tax Treatment” in the “Summary” section on pages PS-3 to PS-5 of this pricing supplement, the terms appearing in the first paragraph under the caption “—Defeasance, Default Amount, Other Terms,” the terms under the caption “—Discontinuance of the Gold Fixing Price,” the terms appearing in the first four paragraphs under the caption “—Payment of Additional Amounts,” the terms appearing under the captions “—Market Disruption Events” and “—Default Amount on Acceleration” above, and the applicable terms included in the Series E MTN prospectus supplement, dated January 28, 2011 and the prospectus, dated January 28, 2011 are incorporated into the master global security that represent the notes and is held by The Depository Trust Company.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we, the dealer, and one or more of our affiliates and the affiliates of the dealer have hedged or expect to enter into hedging transactions involving purchases of gold, and/or listed and/or over-the-counter derivative instruments linked to gold prior to or on the trade date.  From time to time, we or they may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or they may:

•	acquire or dispose of gold;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on gold; or

•	any combination of the above two.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may close out our or their hedge on or before the valuation date.  That step may involve sales or purchases of gold or over-the-counter derivative instruments linked to gold.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Risk Factors—Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes” and “—Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes” in this pricing supplement for a discussion of these adverse effects.

THE GOLD FIXING PRICE

General

The gold fixing price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The gold fixing price is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The gold fixing price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the gold fixing price. The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank PLC, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale, collectively referred to as the London Gold Market Fixing Ltd. The gold fixing price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this pricing supplement. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.

Historical Information

The table below shows the high, low and final afternoon gold fixing prices for each of the four calendar quarters in 2010, 2011 and 2012 and the first calendar quarter of 2013 (through March 28, 2013).  We obtained the fixing prices listed in the table below from Bloomberg Financial Services, without independent verification.

Historical Quarterly High, Low and Final Afternoon Gold Fixing Prices

	High	Low	Last
2010
Quarter ended March 31	1,153.00	1,058.00	1,115.50
Quarter ended June 30	1,261.00	1,123.50	1,244.00
Quarter ended September 30	1,307.50	1,157.00	1,307.00
Quarter ended December 31	1,421.00	1,307.00	1,405.50
2011
Quarter ended March 31	1,447.00	1,319.00	1,439.00
Quarter ended June 30	1,552.50	1,418.00	1,505.50
Quarter ended September 30	1,895.00	1,483.00	1,620.00
Quarter ended December 31	1,795.00	1,531.00	1,531.00
2012
Quarter ended March 31	1,781.00	1,598.00	1,662.50
Quarter ended June 30	1,677.50	1,540.00	1,598.50
Quarter ended September 30	1,784.50	1,556.25	1,776.00
Quarter ended December 31	1,791.75	1,650.50	1,657.50
2013
Quarter ending March 31 (through March 28, 2013)	1,693.75	1,574.00	1,598.25

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank of Canada has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from Royal Bank of Canada, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement.  Goldman, Sachs & Co. intends to resell each note it purchases at the price to the public set forth on the cover page of this pricing supplement.  In the future, Goldman, Sachs & Co. or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 principal amount is comprised of $2.50 of underwriting fees and $4.00 of selling commission

We will deliver the notes against payment therefor in New York, New York on April 4, 2013, which is the fifth scheduled business day after the trade date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on a note that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. You should consult with your own tax advisor concerning the consequences of investing in and holding the notes.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the notes as contingent short-term debt instruments for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.   Except as otherwise noted, the discussion below assumes your notes will be treated as such.

Upon the maturity of the notes, a U.S. holder should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount received with respect to the notes at such time and the amount the holder paid for the notes. Upon a sale or exchange of the notes prior to maturity, it would generally be reasonable for a U.S. holder to recognize short-term capital gain or loss in an amount equal to the difference between the amount paid for the notes and the amount received by such holder upon such sale or exchange, unless the holder sells or exchanges the notes between the valuation date and the maturity date, in which case such holder should treat any gain recognized as ordinary income and any loss recognized as a short-term capital loss. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-U.S. Holders.  The following discussion applies to non-U.S. holders of the notes. You are a non-U.S. holder if you are a beneficial owner of a note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

Foreign Account Tax Compliance Act.  The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with the legislation.  In addition, the notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to the legislation.  The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after December 31, 2013 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.  However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of January 1, 2014.  Investors are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of notes and related lending transactions where neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes  will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.